UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                             to

Commission file number  1-8962

The Pinnacle West Capital Corporation Savings Plan
(Full title of the plan)

Pinnacle West Capital Corporation
(Name of issuer)

400 North Fifth Street
P.O. Box 53999
Phoenix, Arizona 85072-3999
(Address of issuer’s principal executive office)

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

NOTE:  Supplemental schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants,
Investment Management Committee
and Benefit Administration Committee of
The Pinnacle West Capital Corporation Savings Plan
Phoenix, Arizona
Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Pinnacle West Capital Corporation Savings Plan (the "Plan") as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona
June 16, 2020

We have served as the auditor of the Plan since 1979.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2019 AND 2018

	2019	2018
ASSETS:
Participant-directed investments at fair value (Notes 2 and 5)	$1,184,320,240	$1,003,821,574
Participant-directed investments at contract value (Notes 2 and 4)	126,655,193	131,582,575
Total investments	1,310,975,433	1,135,404,149
Receivables:
Notes receivable from participants (Note 1)	23,990,114	24,159,475
Participant contributions	3,221,777	2,906,947
Employer contributions	1,015,862	914,892
Interest and other	3,550,921	1,045,342
Total receivables	31,778,674	29,026,656
Total assets	1,342,754,107	1,164,430,805
LIABILITIES:
Payable for securities purchased	1,960,382	2,400,433
Accrued administrative expenses	381,834	501,339
Total liabilities	2,342,216	2,901,772
NET ASSETS AVAILABLE FOR BENEFITS	$1,340,411,891	$1,161,529,033

See notes to financial statements.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2019

ADDITIONS:

Contributions (Note 1):
Participants	$63,420,562
Employer	22,871,712
Rollover	3,457,577
Total contributions	89,749,851

Investment income (Note 2):
Dividend, interest, and other income	14,530,713
Net realized/unrealized appreciation in fair value of investments	204,603,206
Total investment gain	219,133,919

Interest income on notes receivable from participants	1,261,030

Total additions	310,144,800

DEDUCTIONS:

Distributions to participants	128,820,304
Administrative expenses (Note 2)	2,441,638
Total deductions	131,261,942

INCREASE IN NET ASSETS	178,882,858

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	1,161,529,033
End of year	$1,340,411,891

See notes to financial statements.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.    DESCRIPTION OF THE PLAN

The following description of The Pinnacle West Capital Corporation Savings Plan (the "Plan") provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Pinnacle West Capital Corporation ("Pinnacle West" or the "Company").  The Plan is administered by two committees, the Benefit Administration Committee and the Investment Management Committee, appointed by the Pinnacle West Board of Directors (together, the "Committee"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Trustee and recordkeeper for the Plan is Fidelity Management Trust Company ("Trustee").

The Trustee is the appointed investment manager of the Pinnacle West Stock Fund, which is an investment option in the Plan. As the appointed investment manager of this option, the Trustee (1) manages the liquidity of the Pinnacle West Stock Fund and (2) accepts direction regarding the voting of shares held in the Pinnacle West Stock Fund when no proxies are received. The Pinnacle West Stock Fund is a 401(k) plan with an Employee Stock Ownership Plan feature. To the extent set forth by the terms of the Plan, participants may exercise voting rights by providing instructions to the Trustee related to the number of whole shares of stock represented by the units of the Pinnacle West Stock Fund allocated to their accounts. The Investment Management Committee directs the Trustee on voting shares of Pinnacle West common stock on routine matters (for those shares for which the Trustee does not receive participant directions).

Eligibility

Generally, as defined by the Plan, most active employees of Pinnacle West and its subsidiaries, including Arizona Public Service Company, El Dorado Investment Company and Bright Canyon Energy Corporation (collectively, the "Employer"), are eligible to participate in (1) the pre-tax, Roth 401(k), and after-tax features of the Plan immediately upon employment or, if later, their attainment of age 18 and (2) the matching feature on the first day of the month coincident with or following their attainment of age 18 and completion of six full months of service.

Contributions

The Plan allows participants to contribute up to 50% of their base pay as pre-tax contributions, Roth 401(k) contributions or after-tax contributions, provided that in no event can the combined total contributions made by any participant in any year exceed 50% of their base pay, or the limits imposed by the Internal Revenue Code.  Eligible employees who do not affirmatively elect to participate or opt out of the Plan are automatically enrolled as soon as administratively possible after 60 days of employment.  Employees automatically enrolled contribute 3% of their base pay as pre-tax contributions.  The Plan also allows participants attaining the age of 50 before the end of the calendar year to make catch-up contributions in accordance with Section 414(v) of the Internal Revenue Code. The maximum allowable pre-tax contribution ($19,000 for 2019) and catch-up contribution ($6,000 for 2019) may increase in future years as determined annually by the Internal Revenue Service.  Participants may elect to set their pre-tax contributions to increase automatically on an annual basis based on the percent increase and effective date designated by the participant, up to the maximum limits permitted under the Plan and the Internal Revenue Code.

Employer contributions are fixed at 75% of the first 6% of base pay for combined pre-tax and/or Roth 401(k) participant contributions (excluding catch-up contributions) for all participants other than employees hired prior to January 1, 2003 and who elected not to participate in the Retirement Account Balance feature of the Pinnacle West Capital Corporation Retirement Plan. Participants hired prior to January 1, 2003, and who elected not to participate in the Retirement Account Balance feature, receive an Employer match of 50% of the first 6% of base pay contributed, in combination, as pre-tax and/or Roth 401(k) participant contributions (excluding catch-up contributions).

Employer contributions are invested in the same investment funds as participants elect for their participant contributions.  Noncash contributions, if any, are recorded at fair value. There was no noncash contribution for the year ended December 31, 2019.

The Plan allows rollover contributions from other eligible retirement plans, including 401(k) or other qualified plans (including after-tax dollars), governmental 457(b) plans, Roth 401(k) accounts, 403(b) annuities (including after-tax dollars), or IRAs (excluding after-tax dollars), subject to certain criteria. Rollover contributions are not eligible for employer match.

Participants may elect to receive dividends on Pinnacle West stock in their account in the form of cash.  If a participant does not elect to receive the dividend in the form of cash prior to the dividend payable date for that dividend, it is automatically reinvested in the Pinnacle West Stock Fund.

Participant Accounts

Individual accounts are maintained for each Plan participant.  Allocations of earnings and losses are based on participant account balances.  Each participant has separate accounts that are credited with the participant’s pre-tax, Roth 401(k), after-tax contributions, rollover contributions (if any), in-plan Roth conversions (if any), the Employer’s matching contributions and an allocation of Plan earnings.  Each participant’s account is charged with withdrawals, an allocation of Plan losses and explicit recordkeeping and administrative fees (See Note 2).  A dollar amount is deducted quarterly from each participant’s account for the explicit recordkeeping and administrative fees.

Investment Choices

Participants direct all contributions into one or more of the following (collectively, the "Funds"):

•Age-based investment options ("Target Retirement Date Funds")* that include:
•Retirement Income Fund
•Target Retirement 2015 Fund**
•Target Retirement 2020 Fund
•Target Retirement 2025 Fund
•Target Retirement 2030 Fund
•Target Retirement 2035 Fund
•Target Retirement 2040 Fund
•Target Retirement 2045 Fund

•Target Retirement 2050 Fund
•Target Retirement 2055 Fund
•Target Retirement 2060 Fund

•Core investment options that include:
•Stable Value Fund (see Note 4) *
•US Bond Index
•Bond Fund*
•Diversified Inflation Fund
•US Large Cap Stock Index
•US Large Cap Stock Fund*
•US Small/Mid Cap Stock Index
•US Small/Mid Cap Stock Fund*
•Non-US Stock Index
•Non-US Stock Fund
•Pinnacle West Stock Fund*

* Separately managed accounts, specific to this Plan only.
** The Target Retirement 2015 Fund was eliminated at the end of March 2020. The Target Retirement 2065 Fund was added at the end of March 2020.

The Plan provides that in lieu of making their own investment elections in the funds, participants may (a) choose to have an investment allocation suggested for them through the Plan's personal asset manager program or choose to have their portfolio managed for them utilizing the Plan's Managed Account service, both of which provide a personalized mix of the Plan's Core investment options; (b) allow their balance to be invested in the Qualified Default Investment Alternative ("QDIA") which is the family of Target Retirement Date Funds (separately managed accounts) that are composed of the Core investment options; (c) establish a self-directed brokerage account ("SDA") to invest up to 90% of their vested account balance in permitted investments of the SDA (which excludes the Funds); or (d) elect to have their investment mix of Funds automatically rebalanced according to their investment elections on a quarterly, semiannual or annual basis.

Notes Receivable from Participants

Participants may borrow money from their pre-tax contributions account, Roth 401(k) contributions account, vested Employer contributions account, rollover contributions account (if any), and in-plan Roth conversions (if any).  Participants may not borrow against their Employer transfer account or their after-tax contributions account.

The minimum participant loan allowed is $1,000. The maximum participant loan allowed is 50% of the participant’s vested account balance, up to $50,000 reduced by the participant’s highest outstanding loan balance in the 12-month period ending on the day before the loan is made.  Only one loan per participant may be outstanding at any one time.  Loan terms are up to five years or up to 15 years for the purchase of the participant’s principal residence.  An administrative fee is charged to the participant’s account for each loan.  Participants with an outstanding loan may continue to make loan repayments upon termination of employment with the Employer, unless they receive a full distribution of their account balance.

The interest rate for a participant loan is determined at the time the loan is requested and is fixed for the life of the loan.  The Trustee currently charges interest at the prime interest rate plus one percent, determined as of the first business day of the month in which the loan is issued.  The average interest rate for loans issued during 2019 was 6.31%.  Interest rates for outstanding loans as of December 31, 2019 and 2018, ranged from 4.25% to 9.25%.  As of December 31, 2019, participant loans have maturities through 2034.

Loans are treated as investments of the participants’ accounts.  To fund the loan, transfers are made from the participant’s investment funds on a pro-rata basis.  Amounts credited to a participant’s SDA are not available for a loan.  Loan repayments are invested in the participant’s investment funds based on the participant’s current investment election or in the QDIA, if the participant does not have a current investment election in place.  Loan repayments, including interest, are generally made through irrevocable payroll deductions.  Loan repayments for former participants are made through the automated clearing house system.  Loans are secured by the participant’s account balance.

Vesting

Effective April 1, 2006, each new participant is automatically fully vested in the participant’s pre-tax contributions account, Roth 401(k) contributions account, after-tax contributions account, rollover contributions account (if any), in-plan Roth conversions (if any) (consisting of the participant’s contributions and related income and appreciation or depreciation), Employer transfer account, and Employer contributions account (consisting of Employer contributions and related income and appreciation or depreciation).

Withdrawals and Distributions

A participant may, at any time, make a full or partial withdrawal of the balance in the participant’s after-tax contributions account, rollover contributions account (if any), and in-plan Roth conversions (if any).  No withdrawals prior to termination of employment are permitted from a participant’s Employer transfer account.  No withdrawals prior to termination of employment are permitted from the participant’s pre-tax contributions account and Roth 401(k) contributions account, except under certain limited circumstances relating to financial hardship or after attaining age 59-1/2.  Participants who have participated in the Plan for five complete Plan years may withdraw the amount in their Employer contributions account.  Participants who are at least age 59-1/2 may withdraw any portion of their pre-tax contributions account, Roth 401(k) contributions account, rollover contributions account (if any), or in-plan Roth conversions (if any) while employed with no restrictions on the reason for withdrawal.  For all withdrawals and distributions, penalties may apply. Amounts credited to a participant’s SDA are not available for a withdrawal until transferred back into the Funds.  When the participant’s employment with the Employer is terminated, the participant can elect to receive a full or partial distribution, as soon as administratively possible, of their Employer contributions account together with the participant’s contributions accounts and Employer transfer account. Prior to 2019, if an employee withdrew pre-tax or Roth 401(k) contributions due to financial hardship, the only earnings on pre-tax contributions that could be withdrawn are those credited prior to January 1, 1989, and no earnings on Roth 401(k) contributions could be withdrawn. Prior to 2019, employees taking a financial hardship were required to take a loan prior to a hardship withdrawal and were subsequently suspended from making contributions to the Plan for six months. Effective January 1, 2019, the Company has amended the Plan to comply with the Bipartisan Budget Act of 2018. Participants are no longer required to take a loan prior to a hardship withdrawal and contributions are no longer suspended as a result of taking a hardship withdrawal.

Forfeitures

Effective April 1, 2006, new participants are automatically vested when they begin participating in the Plan, including the Employer match and any earnings on those contributions.

Termination of the Plan

It is the Company’s present expectation that the Plan and the payment of Employer contributions will be continued indefinitely.  However, continuance of any feature of the Plan is not assumed as a contractual obligation.  The Company, at its discretion, may terminate the Plan and distribute net assets, subject to the provisions set forth in ERISA and the Internal Revenue Code, or discontinue the Company's contributions.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Subsequent Events

Subsequent events were evaluated through June 16, 2020, the date the financial statements were issued. The Plan has adopted the provisions of the Coronavirus Aid, Relief, and Economic Security Act, including adding a COVID-19 penalty-free distribution, increasing the cap on loans to 100% of account balance up to $100,000 through December 31, 2020, allowing participants to defer loan payments until 2021, and not requiring a minimum required distribution in 2020. The outbreak of COVID-19 is still on-going and the extent of the impact of COVID-19 on the Plan’s net assets available for benefits and changes in net assets available is uncertain.  The related financial impact and duration cannot be reasonably estimated at this time.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments, including mutual funds, common and collective trusts, separate accounts, stocks, bonds, and a stable value fund.  Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, liquidity risk, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is possible that changes in the value of investment securities may occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation

The Plan’s investments are stated at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value), less costs to sell, if those costs are significant.  Fair value is the price that would be received upon the sale of an asset or the amount paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 5 for fair value measurements and disclosures of the Plan’s investments reported at fair value.

The Plan's investment options include a unitized stock fund, which owns shares of Pinnacle West common stock, and together with a small portion of cash maintained for liquidity purposes, is recorded on a unit basis. Pinnacle West's common shares are traded on the New York Stock Exchange ("NYSE") and are valued at the NYSE closing price on the last business day of the plan year. (See Note 5). The valuation per share of Pinnacle West's common stock was $89.93 and $85.20 at December 31, 2019 and 2018, respectively. The valuation per unit of the Pinnacle West stock fund was $22.16 and $21.00 at December 31, 2019 and 2018, respectively which is higher than the current market price due to the COVID-19 outbreak.  The impact of COVID-19 on financial markets continues to evolve rapidly and its future effects on the Company’s common stock share price is uncertain.

Included in investments at December 31, 2019 and 2018, are shares of Pinnacle West common stock amounting to $94,940,900 and $92,307,384, respectively. This investment represents 7% and 8% of total investments at December 31, 2019 and 2018, respectively. A significant decline in the market value of the stock could have an effect on the net assets available for benefits.

Fully benefit-responsive synthetic guaranteed investment contracts ("SGICs"), which are among the investments held in the Stable Value Fund option, are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because it is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan.  Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses. The Statement of Net Assets Available for Benefits presents SGICs on a contract value basis (see Note 4).

Income Recognition

Purchases and sales of securities are recorded as of the trade date.  Interest income is recorded on the accrual basis.  Dividend income is recorded as of the ex-dividend date.

Administrative Expenses

Participants pay a quarterly Plan recordkeeping fee. Participants may also pay administrative fees for the origination of a loan, distributions, qualified domestic relation order processing or for other services provided by the Trustee. Participants pay investment, sales, recordkeeping, and administrative expenses charged by the Funds, if any, which are deducted from assets and reflected as a reduction of investment return for the Fund. Some participants utilizing the SDA may pay income tax charges depending on the assets that they may hold in their respective SDA. Pinnacle West pays the remaining Plan administrative expenses, such as legal expenses.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected in the financial statements.  Consequently, management fees are reflected as a reduction of investment return for such investments.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as distributions based on the terms of the Plan.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.  As of December 31, 2019 and 2018, there were no amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid.

Excess Contributions Payable

The Plan is required to return contributions received during the Plan year in excess of the Internal Revenue Code limits.

Net Appreciation/Depreciation

Net appreciation/depreciation includes the Plan's gains and losses on investments bought and sold during the year as well as unrealized gains and losses related to investments held at year end.

3.    FEDERAL INCOME TAX STATUS

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service ("IRS"). Plan management has concluded that, as of December 31, 2019 and December 31, 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by the IRS, however, there are currently no audits for any tax periods in progress.

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated March 28, 2018, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. However, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.    INVESTMENT CONTRACTS

 The Stable Value Fund is an investment option offered to all participants in the Plan. This investment option is a separately managed account consisting of three fully benefit-responsive SGICs and accordingly, is recorded at contract value in the statements of net assets available for benefits. A SGIC is an investment contract issued by an insurance company or other financial institution ("Wrap Agreement"), backed by a portfolio of bonds, mortgages, or other fixed income instruments. The realized and unrealized gains and losses on the underlying assets are not reflected immediately in the value of the contract, but rather are amortized, usually over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.  Formulas are provided in each contract that adjust the interest crediting rate to recognize the difference between the fair value and the book value of the underlying assets. The contract provides for an interest crediting rate that may not be less than zero percent per annum. Interest crediting rates are reviewed monthly for resetting. The Wrap Agreement is intended to guarantee that the qualified participant withdrawals will occur at contract value.

Certain events may limit the ability of the Plan to transact at contract value with the issuer.  While the events may differ from contract to contract, the events typically include: Plan amendments or changes, company mergers or consolidations, participant investment election changes, group terminations or layoffs, implementation of an early retirement program, termination or partial termination of the Plan, failure to meet certain tax qualifications, participant communication that is designed to influence participants not to invest in the Stable Value Fund, transfers to competing options without meeting the equity wash provisions of the Stable Value Fund (if applicable), Plan sponsor withdrawals without the appropriate notice to the Stable Value Fund’s investment manager and/or wrap contract issuers, any changes in laws or regulations that would result in substantial withdrawals from the Plan, and default by the Plan sponsor in honoring its credit obligations, insolvency, or bankruptcy if such events could result in withdrawals.  In general, wrap providers may terminate the contract and settle at other than contract value due to changes in the qualification status of the company or the Plan, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.  Plan management believes that the occurrence of such events that would cause the Plan to transact at less than contract value is not probable.

The Plan’s fully benefit-responsive SGICs are included in the Statements of Net Assets Available for Benefits as participant-directed investments at contract value at December 31, 2019 and 2018 of $126,655,193 and $131,582,575, respectively. The fully benefit-responsive SGICs earned interest income of $3,184,492 during the year ended December 31, 2019.

5.    FAIR VALUE MEASUREMENTS

The Plan applies fair value measurements to certain investments and provides disclosures of certain assets according to a fair value hierarchy.  The hierarchy ranks the quality and reliability of the inputs used to determine fair values, which are then classified and disclosed in one of three categories.  The three levels of the fair value hierarchy are:

Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 — Other significant observable inputs including quoted prices in active markets for similar assets or liabilities; quoted prices in markets that are not active; and model-derived valuations whose inputs are observable (such as yield curves).

Level 3 — Model-derived valuations with unobservable inputs that are supported by little or no market activity.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. Valuation methodologies maximize the use of observable inputs and minimize the use of unobservable inputs. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. There were no transfers between the hierarchy levels during the years ended December 31, 2019 and December 31, 2018. Investments valued using net asset value (NAV) as a practical expedient are not classified within the fair value hierarchy.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2019 and 2018.

Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded. See Note 2 for additional discussion of Pinnacle West Common Stock.

Short-Term Investments: Consists primarily of mutual funds that seek to provide safety of principal, daily liquidity and a competitive yield by investing in U.S. Government Securities, or money market funds. Valuation is based on the quoted NAV of shares held by the Plan, consistent with the methodology for valuing mutual funds as discussed below.

Mutual Funds:  Valued and redeemable at the quoted NAV of shares held by the Plan. The NAV is based on the quoted price at the end of the day on the active market in which the individual funds are traded. Mutual funds are open-ended funds that are registered with the Securities and Exchange Commission.

Self-Directed Brokerage Account: Consists primarily of common stocks, mutual funds, and short-term investments that are valued on the basis of readily determinable market prices.

Common and Collective Trusts: Valued, as a practical expedient, based on the trusts’ NAV of units held by the Plan at year-end. NAV is based on the market prices in active markets of the underlying securities owned by the trusts.  The trusts are similar to mutual funds except, among other differences, that the trusts’ shares are offered to a limited group of investors and are not traded on an exchange.  Participant redemptions in the trusts do not require a notification period, and may occur on a daily basis at the NAV.  The trusts have the ability to implement redemption safeguards which, theoretically, could limit the Plan’s ability to transact in the trusts. However, no such safeguards were in effect during the year and, as such, these safeguards had no effect on participant redemptions during the year or on year-end NAV valuation. Furthermore, redemption safeguards are not expected to impact the abilities of participants to transact in the trusts in the future because the Plan holds relatively immaterial amounts of these funds. The Plan has no unfunded commitments to these trusts as of December 31, 2019 and 2018.

The following table presents by level within the fair value hierarchy, the Plan's assets reported at fair value:

	December 31,
Quoted Prices in Active Markets (Level 1):	2019	2018
Common Stocks	$75,662,880	$66,236,319
Short-Term Investments	7,125,280	12,965,061
Mutual Funds	156,419,136	127,300,394
Pinnacle West Common Stock	94,940,900	92,307,384
Self-Directed Brokerage Account	83,373,134	70,663,524
Total Level 1 assets and total assets classified in the fair value hierarchy	417,521,330	369,472,682
Other:
Common and Collective Trusts (a)	766,798,910	634,348,892
Total Investments at fair value	$1,184,320,240	$1,003,821,574

(a) These investments are valued using NAV as a practical expedient, and therefore have not been classified in the fair value hierarchy.

6.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments consist of Pinnacle West common stock and short-term investments which are managed by the Trustee.  These transactions qualify as exempt party-in-interest transactions.  As of

December 31, 2019 and 2018, the Plan held 1,055,720 and 1,083,420 shares, respectively, of common stock of Pinnacle West, the sponsoring employer with a cost basis of $63,389,720 and $60,287,954, and a fair value of $94,940,900 and $92,307,384, respectively.  During the year ended December 31, 2019, the Plan recorded dividend income from Pinnacle West common stock of $3,196,625. As of December 31, 2019 and 2018, the Plan held $5,135,758 and $10,033,935, respectively, of short-term investments managed by the Trustee, with the majority held within the Stable Value Fund.

Transactions under certain investment managers include revenue share agreements with the Trustee that qualify as exempt party-in-interest transactions. Amounts received under this revenue share agreement were immaterial for the year ended December 31, 2019. These revenue share amounts are currently allocated back to participants.

The Plan issues loans to participants which are secured by the vested balances in the participants’ accounts.

Certain employees and officers of the Company, who may also be participants in the Plan, perform financial reporting and other services for the Plan, at no cost to the Plan.  The Plan Sponsor pays for these services.

7.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to Form 5500:

	2019	2018
Net Assets Available for Benefits per the financial statements	$1,340,411,891	$1,161,529,033
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,135,714	(1,519,201)
Deemed distribution of participant loans	(514,457)	(356,567)
Net Assets per Form 5500	$1,342,033,148	$1,159,653,265

The following is a reconciliation of the Changes in Net Assets Available for Benefits per the financial statements to Form 5500 for the year ended December 31, 2019:

Increase in Net Assets Available for Benefits per the financial statements	$178,882,858
Adjustment from contract value to fair value for fully benefit-responsive investment contracts - December 31, 2019	2,135,714
Adjustment from contract value to fair value for fully benefit-responsive investment contracts - December 31, 2018	1,519,201
Deemed distribution of participant loans - 2019	(514,457)
Deemed distribution of participant loans - 2018	356,567
Net income per Form 5500	$182,379,883

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2019

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	Common Stocks
	MFS Large Capitalization Growth Equity Fund	US Large Cap Stock Fund
	ABBOTT LAB			$344,834
	ADOBE INC			1,279,663
	ALPHABET INC CL A			1,197,415
	ALPHABET INC CL C			471,968
	AMAZON.COM INC			1,572,512
	AMERICAN TOWER CORP			459,180
	AMETEK INC NEW			261,917
	AMPHENOL CORPORATION CL A			270,250
	ANALOG DEVICES INC			173,031
	AON CORP			465,736
	APPLE INC			544,721
	BECTON DICKINSON & CO			128,642
	BLACK KNIGHT INC			64,416
	BOSTON SCIENTIFIC CORP			373,336
	CADENCE DESIGN SYS INC			42,032
	CANADIAN PAC RAILWAY LTD			245,772
	CHARTER COMM INC A			430,266
	CHIPOTLE MEXICAN GRILL INC			138,960
	CLARIVATE ANALYTICS PLC			15,775
	COLGATE-PALMOLIVE CO			311,776
	COMCAST CORP CL A			121,824
	CONSTELLATION BRANDS INC			144,020
	COSTAR GROUP INC			86,754
	COSTCO WHOLESALE CORP			237,487
	DANAHER CORP			570,178
	DOLLAR GEN CORP			189,048
	DOLLAR TREE INC			160,920
	EDWARDS LIFESCIENCES CORP			228,158
	ELECTRONIC ARTS INC			375,962
	EQUIFAX INC			43,017
	ESTEE LAUDER COS INC CL A			231,531
	FACEBOOK INC CL A			747,110
	FIDELITY NATL INFORM SVCS			570,408
	FISERV INC			742,691
	FLEETCOR TECH INC			302,969
	FORTIVE CORP			153,773
	GLOBAL PAYMENTS INC			683,140
	HILTON WORLDWIDE HLDGS INC			141,965
	IHS MARKIT LTD			154,015
	ILLUMINA INC			149,283
	INTERCONTINENTAL EXCHANGE			283,388

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2019

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	INTUIT INC			496,619
	LILLY (ELI) & CO			111,321
	LULULEMON ATHLETICA INC			114,213
	MARRIOTT INTL INC A			240,168
	MASTERCARD INC CL A			1,213,470
	MEDTRONIC PLC			480,915
	MICROSOFT CORP			2,362,579
	MSCI INC			366,874
	NETFLIX INC			467,559
	NIKE INC CL B			338,477
	O'REILLY AUTOMOTIVE INC			40,758
	PAYPAL HLDGS INC			281,783
	PERNOD RICARDARD SA UNSPN			61,350
	PIONEER NATURAL RESOURCES			78,410
	ROPER TECH INC			360,960
	ROSS STORES INC			326,325
	SALESFORCE.COM INC			601,280
	SHERWIN WILLIAMS CO			498,927
	SHOPIFY INC CL A			45,324
	SPOTIFY TECH SA			69,840
	SQUARE INC CL A			94,778
	STARBUCKS CORP			86,865
	TAKE-TWO INTERACTV SOFTWR			175,809
	THERMO FISHER SCIENTIFIC			796,581
	TRANSUNION			177,812
	UNION PACIFIC CORP			214,417
	VERISK ANALYTICS INC			459,818
	VERTEX PHARMACEUTICALS INC			199,245
	VISA INC CL A			1,397,224
	VULCAN MATERIALS CO			406,196
	WYNN RESORTS LTD			53,604
	ZOETIS INC CL A			542,900
	SUBTOTAL			28,272,244

	Robeco Boston Partners Large Capitalization Value Equity Fund	US Large Cap Stock Fund
	ALPHABET INC CL A			622,816
	ALTICE USA INC A			119,011
	AMERICAN INTL GROUP			531,060
	ANTHEM INC			418,010
	AON CORP			104,770
	AUTOZONE INC			427,680
	BANK OF AMERICA CORP			1,271,033
	BARRICK GOLD CORP			427,310

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2019

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	BERKSHIRE HATHAWAY INC CL			1,263,870
	BEST BUY CO INC			195,531
	BIOGEN INC			244,209
	CH ROBINSON WORLDWIDE INC			122,618
	CHUBB LTD			667,626
	CIGNA CORP			682,383
	CIMAREX ENERGY CO			231,008
	CITIGROUP INC			745,374
	COMCAST CORP CL A			657,057
	CONOCOPHILLIPS			559,843
	CORTEVA INC			205,708
	CRH PLC SPON ADR			302,193
	CVS HEALTH CORP			369,890
	DISCOVER FIN SVCS			167,095
	DISCOVERY INC A			138,425
	DOVER CORP			300,598
	DUPONT DE NEMOURS INC			396,050
	EATON CORP PLC			227,139
	EDISON INTL			366,191
	EQ RESIDENTIAL REIT			173,169
	EVEREST REINSURANCE GROUP			284,592
	FMC CORP NEW			164,703
	FOX CORP CL A			372,813
	GLAXOSMITHKLINE PLC SPONS			288,989
	HUMANA INC			240,437
	ING GROEP NV SPON ADR			208,272
	JPMORGAN CHASE & CO			994,619
	KANSAS CITY SOUTHERN			357,475
	KLA CORP			252,467
	LAM RESEARCH CORP			267,838
	LAS VEGAS SANDS CORP			338,779
	LENNAR CORP CL A			218,027
	MARATHON PETROLEUM CORP			549,661
	MCKESSON CORP			300,016
	MEDTRONIC PLC			569,973
	MICRON TECH INC			351,345
	MICROSOFT CORP			169,685
	MOHAWK INDU INC			164,611
	MONDELEZ INTL INC			208,092
	MOSAIC CO NEW			183,550
	NOBLE ENERGY INC			304,687
	NORTONLIFELOCK INC			205,691
	NOVO-NORDISK AS CL B ADR			106,904

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2019

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	NXP SEMICONDUCTORS NV			355,692
	ORACLE CORP			270,410
	OWENS CORNING INC			208,775
	PFIZER INC			575,319
	PROCTER & GAMBLE CO			712,679
	PVH CORP			118,925
	QUEST DIAGNOSTICS INC			188,484
	SOUTHWEST AIRLINES CO			201,777
	THE BOOKING HLDGS INC			125,278
	TOLL BROTHERS INC			125,207
	TOTAL SA SPONS ADR			429,017
	TRAVELERS COMPANIES INC			268,148
	TRUIST FINL CORP			235,530
	TYSON FOODS INC CL A			127,638
	UNION PACIFIC CORP			236,654
	UNITED PARCEL SVCS INC CL			463,441
	UNITED TECH CORP			630,939
	UNITEDHEALTH GROUP INC			451,553
	UNIVERSAL HEALTH SVCS INC			228,675
	VALERO ENERGY CORP			559,559
	VERIZON COMM INC			665,944
	WELLS FARGO & CO			722,050
	WHIRLPOOL CORP			139,858
	WYNDHAM DESTINATIONS INC			111,082
	ZIMMER BIOMET HLDGS INC			277,806
	SUBTOTAL			27,471,333

	Robeco Small/Mid Capitalization Value Equity Fund	US Small/Mid Cap Stock Fund
	ABM INDU INC			194,508
	ACCO BRANDS CORP			108,417
	AECOM			157,597
	AEGION CORP			155,583
	AES CORP			103,639
	AGNC INVESTMENT CORP			128,215
	AIR LEASE CORP CL A			287,163
	ALASKA AIR GROUP INC			102,777
	ALLEGHANY CORP DEL			175,905
	ALLIANCE DATA SYS CORP			67,657
	ALLY FIN INC			57,514
	AMC NETWORKS INC CL A			60,988
	AMDOCS LTD			146,185
	APERGY CORP			87,727
	ARES CAPITAL CORP			65,070

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2019

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	ARES COMMERCIAL REAL ESTATE			58,022
	ARROW ELECTRONICS INC			219,138
	ASGN INC			224,052
	ASSURANT INC			117,054
	ASSURED GUARANTY LTD			173,384
	AVANTOR INC			134,782
	AVERY DENNISON CORP			67,503
	AXIS CAPITAL HLDGS LTD			112,460
	BANKUNITED INC			130,702
	BELDEN INC			218,350
	BLACKSTONE MORTGAGE TR CL			106,561
	BMC STK HLDGS INC			69,372
	BOOZ ALLEN HAMILTON HLDG			96,666
	BOSTON PRIVATE FINL HLDG			50,382
	CADENCE BANCORP CL A			65,558
	CARLISLE COS INC			76,874
	CDK GLOBAL INC			311,895
	CDW CORPORATION			61,993
	CENTERSTATE BANKS CORP			94,349
	CHANGE HEALTHCARE INC			153,820
	CHATHAM LODGING TRUST			14,544
	CHEMED CORP			61,936
	CIENA CORP			209,309
	CIMAREX ENERGY CO			79,627
	COHERENT INC			112,453
	COLONY CAPITAL INC			69,683
	COLUMBIA BANKING SYS INC			74,413
	COMMSCOPE HLDG CO INC			76,924
	COUSINS PROPERTIES INC			61,841
	CURTISS WRIGHT CORP			91,860
	DIAMONDBACK ENERGY INC			113,754
	EAST WEST BANCORP INC			167,966
	ENCANA CORP			66,926
	ENERGIZER HLDGS INC			259,336
	ENERPLUS CORP			105,396
	ENERSYS INC			233,021
	ENTERCOM COMM CORP CL A			62,088
	ENVISTA HLDGS CORP			133,884
	EQUITRANS MIDSTREAM CORP			22,071
	ESSENT GROUP LTD			192,311
	EVERCORE INC A			116,401
	EVEREST REINSURANCE GROUP			155,584
	EVERTEC INC			76,590

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2019

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	EXTENDED STAY AMERICA INC			141,007
	FIRST CITIZENS BANCSHARES			112,296
	FIRST HAWAIIAN INC			179,303
	FIRST MERCHANTS CORP			102,727
	FIRST MIDWEST BANCORP INC			97,774
	FIRSTCASH INC			99,175
	FLEX LTD			93,893
	FMC CORP NEW			64,384
	FOOT LOCKER INC			61,994
	FRESH DEL MONTE PRODUCE INC			96,020
	FRONTDOOR INC			127,560
	FTI CONSULTING INC			232,497
	GENTEX CORP			100,763
	GRAPHIC PACKAGING HLDGS C			505,422
	GROUP 1 AUTOMOTIVE INC			99,300
	HANMI FIN CORP			59,185
	HANOVER INSURANCE GROUP INC			115,486
	HD SUPPLY HLDGS INC			51,924
	HUNTINGTON BANCSHARES INC			116,674
	HUNTINGTON INC			50,176
	HURON CONSULTING GROUP INC			81,571
	IAA INC			237,794
	ICON PLC			174,125
	INSIGHT ENTERPRISES INC			210,167
	JAGGED PEAK ENERGY INC			77,318
	JAZZ PHARMA PLC			95,987
	JEFFERIES FIN GROUP INC			137,559
	JONES LANG LASALLE INC			146,758
	KAR AUCTION SVCS INC			142,507
	KOSMOS ENERGY LTD			160,050
	LA Z BOY INC			51,092
	LANDSTAR SYS INC			62,401
	LCI INDUSTRIES			203,976
	LITHIA MOTORS INC CL A			283,710
	LPL FINL HLDGS INC			140,866
	MARATHON OIL CORP			58,706
	MAXIMUS INC			40,617
	MFA FIN INC			158,447
	MINERALS TECH INC			142,577
	MOLINA HEALTHCARE INC			175,176
	MOSAIC CO NEW			71,737
	NATIONAL GEN HLDGS CORP			197,066
	NAVIENT CORP			197,252

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2019

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	NCR CORP			161,138
	NELNET INC CL A			54,920
	NEXSTAR MEDIA GROUP INC A			174,703
	NMI HLDGS INC			69,081
	NOMAD FOODS LTD			101,358
	O-I GLASS INC			57,944
	OLIN CORP			59,633
	ON SEMICONDUCTOR CORP			78,430
	OWENS CORNING INC			135,775
	PATTERSON COMPANIES INC			52,265
	PEAPACK GLADSTONE FINL CORP			55,157
	PQ GROUP HLDGS INC			130,671
	PRA GROUP INC			95,179
	PREFERRED BANK LOS ANGELES			68,623
	PROASSURANCE CORP			85,399
	QORVO INC			216,885
	RADIAN GROUP INC			101,495
	REDWOOD TR INC REIT			58,419
	REINSURANCE GROUP OF AMERICA INC			184,910
	SCHWEITZER-MAUDUIT INTL INC			164,979
	SCIENCE APPLICATIONS INTL CORP			150,806
	SKECHERS USA INC CL A			219,146
	SL GREEN REALTY CORP REIT			65,051
	SLM CORP			315,619
	SPECTRUM BRANDS HLDGS INC			73,805
	SPIRIT AIRLINES INC			75,783
	SPIRIT RLTY CAP INC			68,901
	STANDARD MOTOR PRODUCTS INC			57,850
	STARWOOD PROPERTY TR INC			167,159
	STEVEN MADDEN LTD			182,190
	SUNCOKE ENERGY INC			108,340
	SVB FINL GROUP			77,571
	SYKES ENTERPRISES INC			74,757
	SYNEOS HEALTH INC			237,900
	SYNNEX CORP			327,667
	SYNOVUS FINANICAL CORP			157,270
	TERADYNE INC			144,290
	TETRA TECH INC			110,629
	TIMKEN CO			140,662
	TRINSEO SA			86,327
	TTEC HLDGS INC			155,627
	TUTOR PERINI CORP			61,291
	TWO HBRS INVT CORP			314,725

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2019

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	UMPQUA HLDGS CORP			80,181
	UNIVERSAL CORP			102,080
	VALVOLINE INC			169,760
	VISTRA ENERGY CORP			91,408
	WALKER & DUNLOP INC			296,040
	WESCO INTL INC			172,469
	WHITE MOUNTAINS INS GROUP			153,940
	WORLD FUEL SVCS CORP			341,368
	WYNDHAM DESTINATIONS INC			136,668
	YELP INC			140,260
	SUBTOTAL			19,919,303

	Total common stocks			75,662,880

	Common and Collective Trusts
	Blackrock US Debt Index NL Fund M	US Bond Index		139,413,305
	Northern Trust Collective 1-10 Yr Treasury Inflation-Protected Securities (TIPS) Index Fund - NL - Tier Three	Diversified Inflation Fund		44,640,318
	SSgA Global All Cap Equity Ex US Index Non-Lending Series Fund Class A	Non-US Stock Index		147,203,227
	SSgA S&P 500 Index Non-Lending Series Fund Class A	US Large Cap Stock Fund/Index		313,379,047
	SSgA Russell Small/Mid Cap Index Non-Lending Series Fund Class A	US Small/Mid Cap Stock Fund/Index		101,790,652
	William Blair Small/Mid Cap Growth Collective Fund	US Small/Mid Cap Stock Fund		20,372,361
	Total common and collective trusts			766,798,910

	Mutual Funds
*	Fidelity Institutional Money Market: Government Portfolio - Class I	Short-Term Investments***		3,881,969
*	Fidelity Institutional Money Market: Treasury Portfolio - Class I	Short-Term Investments***		1,193,113
	Federated Treasury Obligations Fund - Institutional Shares	Short-Term Investments***		60,676
	American Funds EuroPacific Growth Fund R6 Shares	Non-US Stock Fund		96,529,707
	Dodge & Cox Income Fund 1 Shares	Bond Fund		30,316,560
	Metropolitan West Total Return Bond Fund Institutional Shares	Bond Fund		29,572,869
	Total mutual funds			161,554,894

	SGICs	Stable Value Fund
	RGA Reinsurance Co yield 2.419%
	Morley Stable Income Bond Fund Common and Collective Trust			42,765,532
	Principal Life Ins Co yield 2.393%
	Morley Stable Income Bond Fund Common and Collective Trust			42,829,963
	Transamerica Premier Life Ins Co yield 2.553%
	Morley Stable Income Bond Fund Common and Collective Trust			43,195,412
	Total SGICs			128,790,907

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2019

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value

	Other Investments
*	Pinnacle West Common Stock	Pinnacle West Stock Fund		94,940,900
	Self-Directed Brokerage Account	Self-Directed Brokerage Account		83,373,134
	BBH STIF Fund	Short-Term Investments***		1,989,522
*	Various participants****	Participant loans		23,475,657
	Total other investments			203,779,213

	Total Assets Held for Investment Purposes			$1,336,586,804

*Party-in-interest
**Cost information is not required for participant-directed investments and therefore is not included.
***Short-Term Investments represent $3,881,969 held in the Stable Value Fund, $1,989,522 in the US Small/Mid Cap Stock Fund and US Large Cap Stock Funds, $1,193,113 in the Pinnacle West Stock Fund and $60,676 in the Treasury Fund.
****Interest rates for participant loans as of December 31, 2019, ranged from 4.25% to 9.25% with maturity dates ranging from 2020 to 2034. Presented net of $514,457 in deemed loan distributions.

See accompanying Report of Independent Registered Public Accounting Firm.

Exhibits Filed

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PINNACLE WEST CAPITAL
CORPORATION SAVINGS PLAN

Date:	June 16, 2020	By	/s/ Donna M. Easterly
Donna M. Easterly
Senior Vice President Human Resources & Ethics
Arizona Public Service Company